ASCENSUS BROKER DEALER SERVICES, LLC
(SEC I.D. No. 8-47312)
Statement of Financial Condition
As of December 31, 2025
And Report of Independent Registered Public Accounting Firm

File pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934, as amended as a PUBLIC DOCUMENT

ASCENSUS BROKER DEALER SERVICES, LLC

Statement of Financial Condition
Pursuant to Securities and Exchange Commission Rule 17a-5

Table of Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47312

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ascensus Broker Dealer Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

95 Wells Avenue, Suite 160

(No. and Street)

Newton	**MA**	**02459**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise M Gingolaski	**215-648-5202**	denise.gingolaski@ascensus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP

(Name – if individual, state last, first, and middle name)

One Penn Plaza, Ste 3000	**New York**	**NY**	**10119**
(Address)	(City)	(State)	(Zip Code)
10/22/2003		**23**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Denise M Gingolaski _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ascensus Broker Dealer Services, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Denise M. Gingolaski_

Title: _FIN OP_

Notary Public
O 2- 25- 2 0 2 6

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Mercury Parent Holdings, Inc. and Member of
Ascensus Broker Dealer Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascensus Broker Dealer Services, LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2023.

Philadelphia, Pennsylvania
February 25, 2026

ASCENSUS BROKER DEALER SERVICES, LLC

Statement of Financial Condition

	December 31, 2025
ASSETS	
Cash	$ 14,138,924
Accounts receivable passthrough	3,878,128
Unbilled revenues	6,213,224
Prepaid expenses	463,589
Customer relationships, net of accumulated amortization of $49,545,504	189,994,496
Goodwill	42,664,799
TOTAL ASSETS	**$ 257,353,160**
LIABILITIES AND MEMBER'S EQUITY	
Due to related parties, net	$ 3,152,613
Accrued expenses	257,871
Accounts payable passthrough	3,878,128
Other liabilities	1,270,855
Total liabilities	8,559,467
Commitments and contingencies (Note 5)	
Member's Equity	248,793,693
TOTAL LIABILITIES & MEMBER'S EQUITY	**$ 257,353,160**

The accompanying notes are an integral part of the Statement of Financial Condition.

Note 1: Organization and Operations

Ascensus Broker Dealer Services, LLC (the "Company") is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a wholly-owned subsidiary of Ascensus, LLC ("Ascensus") and formed in Delaware. The Company, as a single member limited liability and disregarded entity, is not subject to tax and therefore the Company does not include in its Statement of Financial Condition amounts of consolidated current and deferred taxes. Ascensus is indirectly wholly-owned by Ascensus Group Holdings, Inc. and Mercury Parent Holdings, Inc. ("Ultimate Parent"). Refer to Note 3 *Related Party Transactions*.

The Company has agreements to provide program management, transfer and servicing and administration services for various college savings programs ("529 Plans"). The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies ("States"). Ascensus' other subsidiaries who service 529 Plans are Ascensus Investment Advisors, LLC ("AIA"), a registered investment advisor, and Ascensus College Savings Recordkeeping Services, LLC ("ACSRS"), a registered transfer agent. As permitted under these contracts, the Company has executed agreements with affiliates AIA and ACSRS under which the affiliates will provide the advisory, transfer and servicing agent functions for these 529 Plans. The Company also provides wholesale mutual fund commission collection services for retirement and benefit plans that are serviced by Ascensus. The Company, AIA, ACSRS and Ascensus are affiliated through common ownership under Ascensus.

The underlying assets in the 529 Plans are invested in investment portfolios, mutual funds, exchange-traded funds and Federal Deposit Insurance Corporation ("FDIC") insured savings accounts or separate accounts ("underlying investments"). The Company has entered into agreements with various investment managers who are responsible for the day-to-day management of the underlying investments. The retirement and benefit plans offer securities of major mutual fund companies on a payroll deduction basis through Ascensus. The mutual fund companies pay commissions to the Company on a shared commission basis ("12b-1 fees").

The Company enters into selling agreements with insurance carriers performing marketing and sales activities devoted primarily to variable life insurance used as funding vehicles within corporate sponsored employee benefit programs. In performing insurance services, the Company acts as an intermediary in the placement of effective insurance policies with nationally recognized insurance carriers whereby the Company earns commissions. Ascensus' other subsidiary who services corporate-owned and bank-owned life insurance policies to nationally recognized insurance carriers is Newport Group, Inc. ("NGI") and is affiliated through common ownership under Ascensus.

The Company has one reportable segment and its chief operating decision maker is its Financial and Operations Principal (FINOP) who assesses the Company's performance and ensures compliance with net capital requirements based on net capital.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company prepared its Statement of Financial Condition in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates and Assumptions

The preparation of Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, when applicable, as of the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash

Cash primarily includes demand bank and interest-earning deposits. The Company holds unremitted mutual fund commissions in a fiduciary account for the exclusive benefit of customers in accordance with Section (k)(2)(i) of the 1934 Securities Exchange Act, as amended, and Rule 15c3-3. All of the funds that are deposited into this account are then transferred to the administrative fee credit account to be maintained for the benefit of the customer's plans at the end of each month. The Company maintains its cash balances with various major national depository institutions, in amounts which may exceed the insurance limits of the FDIC. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

Receivables and Unbilled Revenues

Unbilled revenues are accrued when a service has been provided but such services have not yet been billed to the customer and are expected to be collected within one year. Management will establish an allowance for credit losses on its accounts receivable to reflect management's best estimate of expected recovery when collection appears uncertain. As of December 31, 2025, there were no accounts written off during the year.

Accounts receivable passthrough include commission funds received from mutual fund companies on behalf of customers and unaffiliated broker-dealers and banks. The receivables are accrued and collected in the following month and are subsequently remitted to customers on a monthly basis and unaffiliated broker-dealers and banks on a weekly or quarterly basis. The accounts receivable passthrough funds represent: (i) ninety-five percent of the total commissions received on behalf of customers, after reducing these commissions by five percent for 12b-1 fees earned by the Company; and (ii) 100% of the total commissions received on behalf of unaffiliated broker-dealers and banks which are solely attributable to these entities.

Prepaid Expenses

Prepaid expenses include advance commissions, regulatory fees, and other upfront fees. As of December 31, 2025, the majority of prepaid expenses related to advance commissions paid by the Company to advisors on Class C units sold to participants in various 529 plans. These amounts are capitalized and paid by the Company on a weekly basis. The assets are amortized on a straight-line basis over one year. The amortization period is consistent with the period the Company is paid on contingent deferred sales charge fees related to the Class C units prior to the ongoing fee received for amounts invested in Class C units starting at month thirteen.

Goodwill and Customer Relationships

Goodwill represents the excess of the cost of an acquired entity over the fair value of the tangible assets acquired and liabilities assumed. Goodwill is not amortized, but instead is tested for impairment on an annual basis and between annual tests if events or circumstances indicate that there has been a potential decline in the fair value of a reporting unit.

The Company is part of a reporting unit which is tested annually for goodwill impairment for the Ultimate Parent. For standalone reporting purposes, the Company's impairment is assessed at the entity level. The Company's annual impairment test is performed as of October 1 of each year. The Company tests goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value of the entity is less than its carrying value. This qualitative assessment considers various financial, macroeconomic, industry and reporting unit specific qualitative factors. If the fair value exceeds the carrying amount, the goodwill is not considered impaired. If the Company concludes that it is more likely than not that the fair value of the entity is less than the carrying value, then it performs a quantitative test which includes significant assumptions including projected growth rates, profitability projections, working capital assumptions and other specific quantitative factors. If the carrying amount exceeds fair value, goodwill is deemed impaired and an impairment charge is recognized based on the excess of the carrying amount over fair value. The Company did not recognize any impairment loss during the year ended December 31, 2025 as the fair value of the entity was greater than its carrying amount.

Customer relationships are amortized on a pattern of consumption basis over their estimated useful lives. The Company tests customer relationships for potential impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. When an event or change in circumstances occurs, in performing the review for impairment, future cash flows expected to result from the use of the assets and their eventual disposal are estimated. If the undiscounted future cash flows are less than the carrying amounts of the assets, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the assets. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows based on expected utilization. There were no impairment charges recorded for the year ended December 31, 2025.

Accounts Payable Passthrough

Accounts payable passthrough include obligations arising from commission funds received from mutual fund companies on behalf of customers and unaffiliated broker-dealers and banks. Accounts payable passthrough is an offset to accounts receivable passthrough. The associated funds are remitted to customers on a monthly basis and unaffiliated broker-dealers and banks on a weekly or quarterly basis.

Related Party Transactions

The Company enters into transactions with related parties in the normal course of business with affiliated entities, refer to Note 1 *Organization and Operations.* The balance due from and paid to related parties are settled periodically. Refer to Note 3 *Related Party Transactions.*

New Accounting Standards

The Company did not adopt any accounting standards as of December 31, 2025. There are no recently issued accounting standards updates that have a material impact to the Statement of Financial Condition.

Note 3: Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Refer to Note 1 *Organization and Operations.* Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

Ascensus pays substantially all the accounts payable and payroll on behalf of the Company and is reimbursed on a regular basis. Ascensus and NGI also provide general overhead services to the Company which are charged to the Company by Ascensus and NGI.

Due to related parties, net on the accompanying Statement of Financial Condition includes the net amount of cash due from AIA and ACSRS of $33,341 and the net amount of cash due to Ascensus and NGI of $2,070,409 and $1,115,545, respectively. The Company will settle these amounts during the year ended December 31, 2026.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, as amended which requires the maintenance of minimum net capital. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregated indebtedness, as defined. As of December 31, 2025, the Company had net capital of $5,476,476 which was $4,905,845 in excess of its required minimum net capital of $570,631. The Company's net capital ratio was 0.64 to 1.

Note 5: Commitments and Contingencies

In the normal course of business, the Company is subject to various legal proceedings and claims from time to time. The Company recognizes liabilities for contingencies when it is probable that a liability has been incurred as of the balance sheet date and the amount can be reasonably estimated. For other claims or proceedings when it is reasonably possible that a liability has been incurred as of the balance sheet date and the amount can be reasonably estimated, the Company will disclose the range of such losses related to those proceedings. At this time, the Company is not aware of any active legal proceedings or claims.